UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                             Carolco Pictures Inc.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share

                        (Title of Class of Securities)

                                     143763-10-0

                                (CUSIP Number)
 Mr. Rene-Claude                              with copies to:
 Jouannet                                     David G. Johnson, Esq.
 MGM Holdings                                 White & Case
 Corporation                                  633 W. 5th Street,
 1, rue des Italiens                          Suite 1900
 75009 Paris                                  Los Angeles, CA  90071
 France                                       (213) 620-7700
 011-331-42-95-7000


  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               October 13, 1994
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                 ____________

Check the following box if a fee is being paid with this statement ( ).

                                 SCHEDULE 13D



  CUSIP No.                         Page 2 of __
 143763-10-0                        Pages



 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MGM Holdings Corporation

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (X)
                                                       (b) ( )
 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     See discussion in Item 5

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)  ( )

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 7   SOLE VOTING POWER:  0
 8   SHARED VOTING POWER:
          Common Stock:  104,928,758
          See discussion in Item 5
 9   SOLE DISPOSITIVE POWER:  0
 10  SHARED DISPOSITIVE POWER:
          Common Stock:  104,928,758
          See discussion in Item 5

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Common Stock:  104,928,758

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Common Stock 43.3%

14   TYPE OF REPORTING PERSON
     CO


                                 SCHEDULE 13D


  CUSIP No.                         Page 3 of __
 143763-10-0                        Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Credit Lyonnais International Services

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (x)
                                                       (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     See discussion in Item 5

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)  ( )

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7   SOLE VOTING POWER:  0
 8   SHARED VOTING POWER
     Common Stock:  104,928,758
     See discussion in Item 5
 9   SOLE DISPOSITIVE POWER:  0
 10  SHARED DISPOSITIVE POWER

     Common Stock:  104,928,758
     See discussion in Item 5

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Common Stock:  104,928,758

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Common Stock 43.3%

 14  TYPE OF REPORTING PERSON
     CO


                                 SCHEDULE 13D


  CUSIP No.                         Page 4 of __
 143763-10-0                        Pages


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Credit Lyonnais

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) (x)
                                                       (b) ( )

 3   SEC USE ONLY

 4   SOURCE OF FUNDS
     See discussion in Item 5

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(E)  ( )

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7   SOLE VOTING POWER:  0
 8   SHARED VOTING POWER
     Common Stock:  104,928,758
     See discussion in Item 5
 9   SOLE DISPOSITIVE POWER:  0
 10  SHARED DISPOSITIVE POWER
     Common Stock:  104,928,758
     See discussion in Item 5

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Common Stock:  104,928,758

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Common Stock 43.3%

14   TYPE OF REPORTING PERSON
     CO

          This Amendment No. 3 is filed on behalf of MGM Holdings Corporation ("MGM Holdings"), Credit Lyonnais International Services ("CLIS") and Credit Lyonnais (collectively with MGM Holdings and CLIS, the "Reporting Persons") and amends Items 2, 3, 4, 5, 6 and 7 of the initial Statement dated September 7, 1993, filed by the Reporting Persons with respect to Series A Convertible Preferred Stock, par value $1.00 ("CPI Preferred Stock"), and Common Stock, par value $.01 ("CPI Common Stock"), of Carolco Pictures, Inc. ("CPI") as amended by Amendment No. 1 filed with the Commission on November 1, 1993 and Amendment No. 2 ("Amendment No. 2") filed with the Commission on August 23, 1994 (the "Schedule 13D"). This Amendment No. 3 is filed to disclose material developments in regard to the securities of CPI resulting from the termination of the proposed merger of CPI and another corporation, as more fully described herein, and related matters.

ITEM 2.   IDENTITY AND BACKGROUND.

          The address of the principal executive office of MGM Holdings is amended to read:

          1, rue des Italiens
          75009 Paris
          France

          Schedules I, II and III are amended to read as the attached Schedules I, II and III.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION.

          Item 3 is hereby amended and supplemented as follows:

          The information set forth in Item 5 hereof is hereby incorporated by reference.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended and supplemented as follows:

          The Merger Agreement was terminated by the parties thereto on October 13, 1994 pursuant to a Termination Agreement, dated that date, among CPI, LIVE and CAC (the "Termination Agreement"). Upon the execution of the Termination Agreement, (i) the Merger Agreement automatically terminated and was of no further force and effect, (ii) all rights and obligations of the parties under the Merger Agreement were terminated, (iii) the Merger was abandoned, and (iv) except as set forth in the Termination Agreement, the parties and their respective officers and directors were released from liability under the Merger Agreement.

          The Investor Representation Agreement terminated upon the termination of the Merger Agreement. Each of the Amended Put and Call Agreement, the 1994 Stockholders Agreement and the Subordination Amendment was to become effective only upon the completion of the Merger and, accordingly, is of no force or effect.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended and supplemented as follows:

          (a) Credit Lyonnais, CLIS and MGM Holdings may be deemed beneficially to own:

 Title of Class                    Number of Shares                   Percent of Class


 CPI Common Stock                       52,417,521<F1>                          21.6

 CPI Common Stock                       52,511,237<F2>                          21.6

              TOTAL                    104,928,758                              43.3*

<F1>     These shares may be acquired upon the conversion of 30,000 shares of CPI Preferred Stock and dividends accumulated as of
October 1, 1994.

<F2>     These shares may be acquired upon the conversion of 5% Notes.

*        Does not foot due to rounding.

BY CANAL +


 Title of Class                    Number of Shares                 Percent of Class


 CPI Common Stock                       26,100,031                              14.1

 CPI Common Stock                       21,840,634<F3>                          11.8
              TOTAL                     47,940,665                              25.8*

<F3>     These shares may be acquired upon the conversion of 12,500 shares of CPI Preferred Stock and dividends accumulated as of
October 1, 1994.

*        Does not foot due to rounding.


BY PIONEER

 Title of Class                    Number of Shares                   Percent of Class

 CPI Common Stock                       46,420,574                                18.1

 CPI Common Stock                       69,890,027<F4>                            27.2
 CPI Common Stock                        2,643,109<F5>                             1.0

 CPI Common Stock                          500,001<F6>                              .2
              TOTAL                    119,453,711                                46.5

<F4>     These shares may be acquired upon the conversion of 40,000 shares of CPI Preferred Stock and dividends accumulated as of
October 1, 1994.

<F5>     These shares are subject to a pledge agreement which does not satisfy the conditions set forth in SEC Rule 13-3(d)(3).

<F6>     These shares may be acquired upon the exercise of an option.


          (c) CPI made one interest payment on the 5% Notes issued to MGM Holdings in an aggregate amount of $388,972 on October 14, 1994. CPI elected to make such payment in-kind in the form of additional securities. By their terms, the securities are convertible to approximately 648,287 shares of CPI Common Stock. The payments were made by mail to the offices of MGM Holdings.

          Since the date upon which Amendment No. 2 to this Schedule 13D was filed with the Commission, dividends have accrued, but have not been paid, on the CPI Preferred Stock issued to MGM Holdings, Canal+ and Pioneer. As of October 1, 1994, such accrued but unpaid dividends would, if converted to CPI Common Stock, equal 639,140 shares for MGM Holdings, 269,637 shares for Canal+ and 862,840 shares for Pioneer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended and supplemented as follows:

          The information set forth in Items 4 and 5 hereof is hereby incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          EXHIBIT G      Termination Agreement

          EXHIBIT H      Joint Filing Statement Pursuant to Rule 13d-
                         1(f)1(iii)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               December 14, 1994
                                   (Date)

                         MGM HOLDINGS CORPORATION



                            /s/ Rene-Claude Jouannet
                            -----------------------------
                                   (Signature)



                                Rene-Claude Jouannet
                            -----------------------------
                              President and Treasurer
                            -----------------------------
                                   (Name/Title)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                December 14, 1994
                                      (Date)

                         CREDIT LYONNAIS INTERNATIONAL
                           SERVICES



                              /s/ Dominique Ogee
                            -----------------------------
                                   (Signature)

                                  Dominique Ogee
                            -----------------------------
                              Chief Executive Officer
                            -----------------------------
                                   (Name/Title)

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                December 14, 1994
                                   (Date)

                              CREDIT LYONNAIS



                                 /s/ G.E. Dufour
                            -----------------------------
                                   (Signature)



                                  G.E. Dufour
                            -----------------------------
                             General Manager E.I.F.
                            -----------------------------
                                   (Name/Title)


                                  Schedule I


          Each person named below is a director or executive officer of MGM Holdings, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of MGM Holdings set forth in Item 2 above.

                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 MGM Holdings.

 Rene-Claude Jouannet              France                      President and Treasurer of
                                                                  MGM Holdings,
                                                               Director of MGM Holdings, General Counsel of
                                                                 Entertainment Industry
                                                                 Activities, Special
                                                                 Affairs Group of Credit Lyonnais

 Guy-Etienne Dufour                France                      Secretary of MGM Holdings,
                                                               Head of Entertainment
                                                                 Industry Financing,
                                                                 Special Affairs Group
                                                                 of Credit Lyonnais



                                  Schedule II

          Each person named below is a director or executive officer of CLIS, whose principal business is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of CLIS set forth in Item 2 above.

                                                                    Present principal occupation or employment; name, principal business and address of any corporation or other organization in
Name                              Citizenship                       which such employment is conducted if other than CLIS.
Dominique Ogee                    France                            Chairman of the Board and
                                                                      Chief Executive Officer, Relationship Manager for
                                                                      Subsidiaries Department
                                                                      of Credit Lyonnais

Michel Severe                     France                            Attorney-in-fact, Relationship Manager for
                                                                      Subsidiaries Department of Credit Lyonnais

Genevieve Martin                  France                            Director,
 maiden Jacquier                                                    Relationship Manager for
                                                                      Subsidiaries Department of
                                                                      Credit Lyonnais

Pierre Vanden                     France                            Director,
 Broeck                                                             Relationship Manager for
                                                                      Subsidiaries Department
                                                                      of Credit Lyonnais

Josette Novel                     France                            Director,
                                                                    Relationship Manager for
                                                                      Subsidiaries Department
                                                                      of Credit Lyonnais

Gabriel Apelojg                   France                            Attorney-in-fact,
                                                                    Relationship Manager for
                                                                      Subsidiaries Department
                                                                      of Credit Lyonnais


Pascal Bloch                      France                            Attorney-in-fact,
                                                                    Relationship Manager for
                                                                      Subsidiaries Department
                                                                      of Credit Lyonnais


                                 Schedule III

          Each person named below is a director or executive officer of Credit Lyonnais, whose principal business address is described under Item 2 above. Except as otherwise set forth below, the principal business address of each person is the address of Credit Lyonnais set forth in Item 2 above.

                                                               Present principal occupation or employment;
                                                               name, principal business and address of any
                                                               corporation or other organization in which
                                                               such employment is conducted if other than
 Name                              Citizenship                 Credit Lyonnais.

 Jean Peyrelevade                  France                      Director,
                                                               Member of the Executive
                                                                 Committee
                                                               Chairman of the Board
                                                               President of Credit
                                                                 Lyonnais

 Pierre Achard                     France                      Director,
                                                               Financial Advisor to the
                                                                 French Embassy
                                                                   An der Marienkapelle 3
                                                                   D-53179 Bonn, Germany


 Bernard Arnault                   France                      Director,
                                                               President of LVMH
                                                               30, avenue Hoche
                                                               75008 Paris
                                                               France
 Christian Babusiaux               France                      Director,
                                                               General Manager of the
                                                                  Office for Consumer Affairs, Price
                                                                  Supervision and Fraud Control of the
                                                                  Ministry of Economy
                                                               59, boulevard v. Ariol
                                                               75013 Paris
                                                               France

 Jean-Pascal Beaufret              France                      Director,
                                                               Head of Department for
                                                                  Monetary and Financial Affairs and Head of
                                                                  Department for Insurance Affairs of the
                                                                  Ministry of Economy
                                                               139, rue de Bercy
                                                               75012 Paris
                                                               France
 Georges Begot                     France                      Director,
                                                               Credit Lyonnais employee

 Gilbert Coppens                   France                      Director,
                                                               Credit Lyonnais employee

 Alain Gomez                       France                      Director,
                                                               President of Thomson-CSF
 Jacky Hortaut                     France                      Director,
                                                               Credit Lyonnais employee

 Jacques Journoud                  France                      Director,
                                                               Credit Lyonnais employee
 Jean-Luc Lagardere                France                      Director,
                                                                 President of Lagardere
                                                                 Group
                                                               4, rue de Presbourg
                                                               75116 Paris
                                                               France

 Jean-Pierre Landau                France                      Director,
                                                               Director of Economic
                                                                 Relations for the
                                                                 Ministry of the Economy

 Jean-Marie Linguenheld            France                      Director,
                                                               Credit Lyonnais employee
 Didier Lombard                    France                      Director,
                                                               General Manager of the
                                                                  Industry to the Ministry of Industry
                                                               3/5, rue Barbet de Jouy
                                                               75007 Paris
                                                               France

 Philippe Nasse                    France                      Director,
                                                               Director of Provisions,
                                                               Ministry of the Economy

 Claude Pierre-Brossolette         France                      Director,
                                                               Vice-President of Eurofin Bank
                                                               41, rue de la Bienfaisance
                                                               75008 Paris
                                                               France
 Francois Pinault                  France                      Director,
                                                               President of Artemis
                                                               5, boulevard de la Tour-Maubourg
                                                               75007 Paris
                                                               France

 Jean-Jacques Pouyadoux            France                      Director,
                                                               Credit Lyonnais employee
 Dominique Bazy                    France                      Head of Nonbanking
                                                                Subsidiaries and
                                                                Affiliates,
                                                               Member of the Executive
                                                                  Committee

 Pascal Lamy                       France                      Member of the Executive
                                                                  Committee
                                                               Credit Lyonnais employee

 Michel Renault                    France                      General Manager,
                                                               Member of the Executive
                                                                  Committee
 Jacques Baudouin                  France                      Head of Strategy Division,
                                                               Member of the General
                                                                  Management Committee

 Jean-Paul Betbeze                 France                      Head of Economic and
                                                                 Financial Research
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee
 Alfred Bouckaert                  France                      Head of European Division,
                                                               Member of the General
                                                                 Management Committee

 Serge Boutissou                   France                      Head of International
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee

 Sylvain Carnot                    France                      Head of World Corporate
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee

 Jean Cedelle                      France                      Head of Group Financial
                                                                 Management Division,
                                                               Member of the General
                                                                  Management Committee

 Nicholas Chaine                   France                      Head of Communication
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee
 Pierre Dorel                      France                      Domestic Branch Network
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee

 Jean-Yves Durance                 France                      Head of Domestic Branch
                                                                 Network Division,
                                                               Member of the General
                                                                  Management Committee

 Robert Ganne                      France                      International Division,
                                                               Member of the General
                                                                  Management Committee
 Herve de Gouyon                   France                      Head of General Inspection,
                                                               Member of the General
                                                                  Management Committee

 Alain Hindie                      France                      Head of Asset Management
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee
 Bernard Laffineur                 France                      Data Processing Division,
                                                               Member of the General
                                                                  Management Committee

 Chantal Lanchon                   France                      Head of Capital Markets
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee

 Pierre Laurent                    France                      Head of Data Processing
                                                                 Division,
                                                               Member of the General
                                                                  Management Committee
 Olivier Mas                       France                      Head of Innovation,
                                                               Project and Asset
                                                                 Finance Division
                                                               Member of the General
                                                                 Management Committee

 Joseph Musseau                    France                      Head of Personnel Division,
                                                               Member of the General
                                                                  Management Committee
 Jean-Francois Verny               France                      General Secretary,
                                                               Member of the General
                                                                 Management Committee

                               INDEX TO EXHIBITS

Exhibit                                    Title of Document

     G                                     Termination Agreement

     H                                     Joint Filing Statement Pursuant to Rule 13d-1(f)1(iii)